

SPOUTIBLE

Invest in Spoutible: Transforming Social Media with Authenticity, Safety, and AI Innovation

spoutible.com   New York, NY | Technology | Mobile Apps | Moonshots | Recreation |

Highlights

1 Community Trust: 4.9-star average iOS App Store rating.

2 User-Centric Development: Over 30 new features in one year driven by user feedback.

3 Real-Time Fact-Checking: AI-powered "Accuracy Alerts" debunk misinformation instantly.

misinformation instantly.

4. Cross-Platform Friendly: Easy sharing with networks like Mastodon and Bluesky.

5. AI Integration: Social media platform using AI for automatic thread and profile summaries.

6. Inclusive Environment: Zero tolerance for harassment and hate speech.

7. Virtual Town Halls: Trusted by elected officials for secure public discussions.

8. Limited Ads: Committed to user-friendly advertising approaches.

Featured Investor



Susan Wise
Syndicate Lead

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Invested $35,000 ⓘ

"When I first invested in Spoutible, I genuinely believed in Christopher's vision for creating a safe space where people could connect without fear or hostility. Now I'm reinvesting because I've watched something special happen as this platform has grown into a peaceful community unlike anything I've experienced online before. Every day I see people having real conversations, supporting each other, and building meaningful connections in ways that feel increasingly rare in our divided world. This isn't just another social media platform but a place where respect and kindness actually guide how people interact with each other. In these challenging times, when so much of our online experience feels toxic or superficial, Spoutible offers something different and valuable that deserves our support. I'm reinvesting because I believe this community represents what social media could and should be, and I hope you'll consider joining me in supporting a platform that's proving we can connect with each other in healthier, more positive ways."

Our Team



Christopher B.   CEO



Christopher B   CEO

Christopher has a distinguished career spanning 23 years in the tech industry. Renowned for his contributions to social media analytics and digital security, he founded Bot Sentinel, leading the charge against disinformation and online harassment.



Phil Schnyder   COO

Phil has spent over 30 years in the tech industry, working with multiple startups and public companies. During this time, he has led teams that have sold over a quarter billion dollars of software.

Opportunity: Social Media is Broken, Spoutible is the Solution

Right now, someone is scrolling through their feed, watching democracy die one toxic post at a time. Another person just closed their app in disgust after witnessing yet another coordinated harassment campaign. A teenager is learning that cruelty gets likes and truth gets buried.

Major platforms have abandoned us. They've scaled back fact-checking, turned their algorithms into outrage machines, and transformed our digital town squares into profit-driven hellscapes where misinformation thrives and human decency goes to die. They knew what they were doing. They chose engagement over ethics, clicks over community, and profit over people.

But in February 2023, something revolutionary happened. Spoutible launched.

We didn't just build another social network. We built a lifeline for everyone drowning in the cesspool that social media had become. We built it from the ground up with a radical idea: what if a platform actually cared about its users? What if truth mattered more than virality? What if we could create a space where people could connect, debate, and share without fear of being attacked by an army of trolls?

This Isn't Just Another Platform. It's a Movement.

In just over a year, we've proven that social media doesn't have to be toxic.

Our users don't just tolerate each other; they actually enjoy talking to one another. Imagine that. Real conversations. Real connections. Real community.

We've introduced features that other platforms are too cowardly or too greedy to implement. Advanced tools that filter out harassment before it reaches you. Transparent policies that we actually enforce. A development process that puts your feedback at the center of every decision we make.

While other platforms profit from division, we're building bridges. While they amplify lies, we champion truth. While they protect harassers, we protect you.

The Stakes Have Never Been Higher

The return of the Trump administration isn't just a political shift. It's a five-alarm fire for anyone who believes in truth, democracy, and basic human decency online.

Remember what happened last time? The constant gaslighting. The "alternative facts." The way legitimate journalism was dismissed as "fake news" while actual fake news was promoted from the highest office in the land. The way social media became a weapon aimed at anyone who dared speak truth to power.

It's happening again. Right now. And the major platforms? They're rolling out the red carpet for it.

This is exactly why Spoutible exists. In a world where powerful people can spread dangerous lies without consequence, we've created a sanctuary for truth. When mainstream platforms cave to political pressure, we stand firm. When others choose profit over principle, we choose you.

Our fact-checking isn't optional. Our commitment to accuracy isn't negotiable. Our standards for respectful engagement aren't suggestions. They're the foundation of everything we do.

Why We're Coming Back to You

Last year, you believed in us. Over 2,000 of you put your money where your values are, raising nearly $660,000 to help us build the platform you deserved. You didn't just invest in a company. You invested in a vision of what social media could be.

And we delivered. Every dollar went into making Spoutible better, safer, more innovative. We've released new features every single week. We've grown our community. We've proven that ethical social media isn't just possible; it's good business.

Now we're back because this fight isn't over. It's just beginning.

This second round isn't about venture capitalists or hedge funds. It's about you. It's about deepening our shared ownership model so that the people who use Spoutible own Spoutible. It's about ensuring that no billionaire can swoop in and destroy what we've built together.

When you invest through Wefunder, you're not just buying shares. You're claiming your seat at the table. You're saying that social media should serve its users, not exploit them. You're joining a movement that believes technology should bring out the best in humanity, not the worst.

Look What We've Already Accomplished

Elected officials trust us with their virtual town halls. Think about that. In a world full of Zoom and Teams and a dozen other options, political leaders choose Spoutible Pods because they know we've created something special. A space where real democratic dialogue can happen without descending into chaos.

Our Pods aren't retrofitted meeting software. They're purpose-built for civic engagement, designed from day one to foster the kind of respectful, substantive conversations democracy depends on. When a senator wants to hear from constituents, when a mayor needs to address the community, when democracy needs a digital home, they come to us.

But it's not just politicians who've discovered what we've built. Celebrities are hosting intimate Q&As with fans without worrying about vile trolls ruining the experience. Influencers are having real conversations with their communities instead of performing for algorithms. YouTube stars are using Pods to connect with viewers in ways that comments sections never allowed. They're choosing us because we've created the one thing they can't find anywhere else: a space where genuine connection actually happens.

This Is Your Chance to Be Part of Something Historic

Christopher Bouzy and our team aren't just building a platform. We're building a legacy. Week after week, feature after feature, we're proving that a small team with big principles can take on the tech giants and win.

But we can't do it alone. We need you.

The toxic platforms have billions in funding and zero conscience. They have algorithms designed to addict you and business models built on your suffering. They have everything except the one thing that matters: your trust.

We have something more powerful than all their venture capital combined. We have a community that believes social media can be a force for good. We have users who've experienced what it feels like to engage online without fear. We have you.

The Choice Is Yours

You can watch as social media continues its descent into darkness. You can complain about the harassment, the lies, the toxicity while doing nothing to stop it. You can hope someone else fixes the problem.

Or you can act.

You can invest in Spoutible and own a piece of the solution. You can help us build the platform that your children deserve to grow up with. You can be part of the generation that said "enough" and actually did something about it.

Years from now, when people ask how social media was saved from itself, when they wonder who had the courage to stand up to the tech giants and win, when they search for the moment everything changed, they'll find your name among the investors who made it possible.

The minimum investment is just $100. That's less than most people spend on streaming services in a year. But unlike those subscriptions, this investment gives you ownership in a platform that's could change the world.